EXHIBIT 12.1

Murphy Oil Corporation and Consolidated Subsidiaries

Computation of Ratio of Earnings to Fixed Charges (unaudited)

(Thousands of dollars)

	Three Months Ended March 31, 2007	Years Ended December 31,
		2006[1]	2005[1]	2004[1]	2003[1]
Income from continuing operations before income taxes	$200,385	1,038,398	1,385,115	810,812	374,851
Distributions less than equity in earnings of affiliates	(569)	(4,065)	(5,514)	(4,225)	(209)
Previously capitalized interest charged to earnings during period	2,975	11,741	15,564	14,065	10,457
Interest and expense on indebtedness, excluding capitalized interest	832	9,476	8,765	34,064	20,511
Interest portion of rentals[2]	3,885	14,021	9,397	7,908	9,857

Earnings before provision for taxes and fixed charges	$207,508	1,069,571	1,413,327	862,624	415,467

Interest and expense on indebtedness, excluding capitalized interest	832	9,476	8,765	34,064	20,511
Capitalized interest	14,657	43,073	38,539	22,160	37,240
Interest portion of rentals[2]	3,885	14,021	9,397	7,908	9,857

Total fixed charges	$19,374	66,570	56,701	64,132	67,608

Ratio of earnings to fixed charges	10.7	16.1	24.9	13.5	6.1

[1]	Adjusted to reflect adoption of FASB Staff Position No. AUG AIR-1; See Note B to the consolidated financial statements.
[2]	Calculated as one-third of rentals. Considered a reasonable approximation of interest factor.

Ex. 12-1